UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 302nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: October 7, 2016, at 6 p.m., held at the headquarters of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, São Paulo - SP.

2. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: Directors that subscribed the minutes, as prescribed by article 19, paragraph 4, of the Company´s Bylaws, with necessary quorum for holding and resolution.

4. DISCUSSIONS AND RESOLUTIONS:

4.1. Initially, the Chairman of the Board of Directors, Mr. Eduardo Navarro de Carvalho, granted the word to Mr. Amos Genish, who in turn informed the members of the Board of Directors his personal decision to step down as Chief Executive Officer of the Company by the end of this fiscal year. Mr. Amos Genish emphasized the support received by the members of the Board of Directors during his mandate as Chief Executive Officer of the Company, enabling the achievement of the goals that were set, and that he will remain as a member of the Board of Directors of the Company. The members of the Board of Directors present herein, registered their gratitude to Mr. Amos Genish for the success in the integration process of Telefônica Brasil with GVT, as well as for the financial results achieved by  Telefônica Brasil during his mandate, and for the relevant contributions as an executive of the Company.

As a result of this announcement, the Board of Directors established that Mr. Eduardo Navarro de Carvalho will be appointed Chief Executive Officer of the Company in replacement of Mr. Amos Genish. It was also determined that during the end of 2016, both Mr. Amos Genish and Mr. Eduardo Navarro de Carvalho will work together during the transition process. The present members of the Board of Directors wish Mr. Eduardo Navarro de Carvalho success in the upcoming challenge to be faced upon his election and investiture as Chief Executive Officer of Telefônica Brasil, expected to occur on January 1st, 2017, by resolution of the Board of Directors.

4.2. Additionally, the members of the Board of Directors unanimously approved the creation of a Strategy Committee of the Company. The following members of the Board of Directors were elected to the Committee:

Minutes of the 302 MBD of 10.07.16 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 298th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

Strategy Committee: Mr. Amos Genish, Israeli, married, economist, bearer of the RNE No. V305047‐D (CGPI/DIREX/DPF), enrolled with the CPF/MF under No. 009.194.169‐50, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Av. Eng. Luiz Carlos Berrini, 1376, 32º floor, Cidade Monções, São Paulo – SP, Zip Code 04571-936, as President of the Committee; Mr. Ángel Vilá Boix, Spanish, divorced, industrial engineer, Passport No PAA299774, resident and domiciled in Madrid, Spain, with office at Ronda de la Comunicación, s/nº, Edifício Central, 1st floor,  Madrid, Spain, 28050; and Mr. Luiz Fernando Furlan, Brazilian, married, engineer, bearer of the RG No 2.985.393-X, enrolled with the CPF/MF under No. 019.489.978-00, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Av. Eng. Luiz Carlos Berrini, 1376, 32º floor, Cidade Monções, São Paulo – SP, Zip Code 04571-936, all with mandates that will end simultaneously with their respective mandate as members of the Board of Directors.

With no further matters to discuss, the meeting was ended, and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Board members present, being following transcribed in the appropriate book. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors;  Antonio Carlos Valente da Silva; Amos Genish; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; Narcís Serra Serra; Luiz Fernando Furlan; Luis Francisco Javier Bastida Ibarguen; Ángel Vilá Boix; Ramiro Sánchez de Lérin Garcia-Ovies; Sonia Julia Sulzbeck Villalobos e Roberto Oliveira de Lima. Secretary of the Board of Directos : Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 302nd meeting of the Board of Directors of Telefônica Brasil S.A., which was drawn-up in appropriate book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Minutes of the 302 MBD of 10.07.16 Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 10, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director